                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2003


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                               Form 20-F       Form 40-F   X
                                                         -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                                     Yes              No   X
                                                         -----           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                 DOCUMENTS INDEX
                                 ---------------


Documents Description
---------------------

1. Press Release of January 13, 2003: AEterna Reports on its New Product Pipeline and Clinical Development Strategy Following Zentaris Acquisition

                                 [AETERNA LOGO]


                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

            AETERNA REPORTS ON ITS NEW PRODUCT PIPELINE AND CLINICAL
               DEVELOPMENT STRATEGY FOLLOWING ZENTARIS ACQUISITION

     Main focus on oncology and endocrinology with a dozen products ranging from preclinical development to market approval

QUEBEC CITY, CANADA, JANUARY 13, 2003 - AEterna Laboratories Inc. (TSX: AEL;
NASDAQ: AELA) reported earlier today, during a conference call, on its new product pipeline and clinical development strategy following its recent acquisition of the German based biopharmaceutical company, Zentaris AG. In oncology, the new combined product pipeline of this new entity encompasses six clinical stage and two preclinical stage products. In endocrinology, one product is already approved and marketed for IN VITRO fertilization and is close to receiving market approval for Japan in 2003; one is currently in clinical stage; and, two are at the preclinical stage. (SEE ATTACHED TWO-PAGE CHART FOR FULL DETAILS ON PRODUCT PIPELINE).

"Zentaris provides us with experienced management and drug development teams, an already marketed product, a solid financial position with a positive cash flow for 2002, eight additional global pharmaceutical partnerships and an impressive drug discovery platform," stated Dr. Eric Dupont, Chairman and Chief Executive Officer at AEterna. "I am convinced we have found the right partner to develop a leadership position in two growing therapeutic areas, oncology and endocrinology. We are also positioning AEterna to become a significant player in the biopharmaceutical field at the international level."

AEterna's and Zentaris' combined clinical development strategy is based on five factors; development costs, competitive environment, involvement of pharmaceutical partners, time to market and potential markets for future drugs. "Taking into account these factors and our portfolio of 12 products in development, our strategy for Neovastat will now strictly focus on the two ongoing Phase III studies in kidney cancer and lung cancer. Results of the kidney cancer trial are expected by the first or second quarter of 2003, while those of the lung cancer trial should be disclosed by the end of 2005," said Gilles Gagnon, President and Chief Operating Officer at AEterna.

The new structure is expected to drive drug discovery on an ongoing-forward basis through a state-of-the-art drug discovery unit, including a 100,000 proprietary compound library. "Our combined expertise will allow us to advance multiple promising preclinical and clinical projects for the development of novel treatments focused on oncology and endocrinology," explained Prof. Dr. Jurgen Engel, Chief Executive Officer at Zentaris.

Zentaris expects to generate $32.6M CAN of revenue and to be cash flow positive in 2002. Zentaris is debt-free and is expected to have a working capital in excess of $37.5M CAN at December 31, 2002. "This acquisition brings added value to our shareholders through risk diversification, as well as significant income potential on a short- and long-term basis," concluded Dennis Turpin, Vice President and Chief Financial Officer at AEterna.

ABOUT AETERNA LABORATORIES INC.

AEterna is a biopharmaceutical company focused on the development of novel therapeutic treatments in oncology and endocrinology. AEterna owns 100% of the biopharmaceutical company, Zentaris AG., based in Frankfurt, Germany. The combined entity has a pipeline of a dozen products ranging from preclinical stage up to market approval. AEterna and Zentaris have strategic alliances with pharmaceutical partners worldwide such as Baxter Healthcare S.A., Grupo Ferrer, Hainan Tianwang International Pharmaceutical, Mayne Group, Medac GmbH, Nippon Kayaku Co., Ltd, Serono International S.A., Shionogi & Co., Ltd. and Solvay Pharmaceuticals B.V.

AEterna also owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemicals intended for the cosmetics, nutritional, fine chemical and pharmaceutical industries. Atrium markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna has 270 employees in Canada and Europe.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

CANADA
MEDIA RELATIONS:                             INVESTOR RELATIONS:
Paul Burroughs                               Jacques Raymond
Tel.: (418) 652-8525 ext. 406                Tel.: (418) 652-8525 ext. 360
Cell.: (418) 573-8982                        Cell.: (514) 703-5654
Fax: (418) 577-7700                          Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com           E-mail: jacques.raymond@aeterna.com

USA                                          EUROPE
THE INVESTOR RELATIONS GROUP                 ZENTARIS AG
Lisa Lindberg                                Matthias Seeber
Tel.: (212) 825-3210                         Tel.: 011 49 69 4 26 02 34 25
Fax: (212) 825-3229                          Fax: 011 49 69 4 26 02 34 44
E-mail: TheProTeam@aol.com                   E-mail: matthias.seeber@zentaris.de


(SEE ATTACHED TWO-PAGE CHART FOR FULL DETAILS ON PRODUCT PIPELINE).

                           AETERNA LABORATORIES INC.
                        PORTFOLIO AS OF JANUARY 13, 2003


PRODUCTS        CLASS                INDICATIONS       STATUS              PARTNERS           COVERED TERRITORY
----------------------------------------------------------------------------------------------------------------------------
ONCOLOGY
----------------------------------------------------------------------------------------------------------------------------
CLINICAL
----------------------------------------------------------------------------------------------------------------------------
Neovastat       Multifunctional      Renal cell        Phase III -         Grupo Ferrer       Southern Europe, France,
                angiogenesis         carcinoma         results                                Belgium, South and Central
                inhibitor                              H1 2003                                America

                                                                           Medac GmbH         Europe (North & East), U.K.

                                                                           Mayne Pharma       Australia, New Zealand, Canada
                                                                                              and Mexico
----------------------------------------------------------------------------------------------------------------------------
Neovastat       Multifunctional      Non-small cell    Phase III -         Grupo Ferrer       Southern Europe, France,
                angiogenesis         lung cancer       results                                Belgium, South and Central
                inhibitor                              In 2005                                America

                                                                           Medac GmbH         Europe (North & East), U.K.

                                                                           Mayne Pharma       Australia, New Zealand, Canada
                                                                                              and Mexico
----------------------------------------------------------------------------------------------------------------------------
D63153          LHRH                 Prostate cancer   Phase II            Baxter Oncology    World
                antagonist
----------------------------------------------------------------------------------------------------------------------------
Perifosine      Signal               Radiosensitizer   Phase I/II          Access Oncology    USA, Canada, Mexico
                transduction         Hormonal                              NCI
                inhibitor/           refractory
                Alkylphospho-        prostate cancer
                lipid                Sarcoma
                                     Head and neck
                                     Melanoma
                                     Breast
                                     Pancreas
----------------------------------------------------------------------------------------------------------------------------
Lobaplatin      Platinum             Breast cancer     Approved in China   Hainan             China
                derivative           Small cell lung                       Tianwang
                                     cancer                                International
                                     Chronic                               Pharmaceutical
                                     myelogeneous
                                     leukaemia (CML)
----------------------------------------------------------------------------------------------------------------------------
Teverelix       LHRH                 Prostate cancer   Phase I             Ardana             World (excl. Japan, Taiwan,
                antagonist                                                                    Korea)
                                                                           Teikoku Hormone    Japan, Taiwan, Korea
----------------------------------------------------------------------------------------------------------------------------
RC-3095         Bombesin             Lung              Phase I
                antagonist           Colorectal
                                     Gastric
                                     Pancreas
                                     Prostate
----------------------------------------------------------------------------------------------------------------------------

PRECLINICAL
----------------------------------------------------------------------------------------------------------------------------
AN-152/AN-238/  Cytotoxic-           Solid tumors      Preclinical
AN-215          Conjugate            with LHRH,
                                     bombesin and
                                     somatostatin
                                     receptors
----------------------------------------------------------------------------------------------------------------------------
D82318          Tubulin              Solid tumors      Preclinical
                inhibitor
----------------------------------------------------------------------------------------------------------------------------

ENDOCRINOLOGY
----------------------------------------------------------------------------------------------------------------------------

CLINICAL
----------------------------------------------------------------------------------------------------------------------------
Cetrotide(R)    LHRH                 IN VITRO          Marketed            Serono             World (excl. Japan)
(Cetrorelix)    antagonist           fertilization     Market expected     Shionogi           Japan
                                     (IVF)             in H2 2003
----------------------------------------------------------------------------------------------------------------------------
Cetrorelix      LHRH                 Endometriosis     Phase II            Solvay             World (excl. Japan)
                antagonist           Uterine myoma                         Shionogi           Japan
                                     Benign prostatic                      Nippon Kayaku      Japan
                                     hyperplasia (BPH)
----------------------------------------------------------------------------------------------------------------------------

PRECLINICAL
----------------------------------------------------------------------------------------------------------------------------
EP-1572         Growth hormone       TBD               Preclinical         Ardana             World
                secretagogue
                (GHS)
----------------------------------------------------------------------------------------------------------------------------
LHRH-           LHRH-                Among others:     Preclinical
peptidomimetic  antagonist           Benign prostatic
                (oral)               hyperplasia
                                     Endometriosis
                                     Male
                                     contraception
----------------------------------------------------------------------------------------------------------------------------

ANTI-INFECTIVES
----------------------------------------------------------------------------------------------------------------------------

CLINICAL
----------------------------------------------------------------------------------------------------------------------------
                                     Viceral           Market expected
Impavido(R)          Alkylphospho-   Leishmaniasis     in 2003 in India
(Miltefosine)        lipid           ---------------------------------------------------------------------------------------
                                     Cutaneous         Phase III
                                     Leishmaniasis
----------------------------------------------------------------------------------------------------------------------------


COMPOUND LIBRARY (MORE THAN 100,000 COMPOUNDS)

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AETERNA LABORATORIES INC.


Date:  January 13, 2003                  By:  /s/ Claude Vadboncoeur
-----------------------                       ---------------------------------
                                              Claude Vadboncoeur
                                              Vice President, Legal Affairs and
                                              Corporate Secretary